UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 28, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒       Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐        No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐       No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐       No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

 CNPJ/MF N.° 60.643.228/0001-21

NIRE 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA: FIBR3 | NYSE: FBR), announces the conclusion, on this date and via signature of the Purchase and Sale Agreement by the Company and CMPC Celulose Riograndense Ltda. (“CMPC”), of the binding offer for forest and land assets located in Rio Grande do Sul State (“Losango”) in the amount of R$ 615 million (six hundred fifteen million reais), the subject of the Material Fact disclosed on September 10, 2012.

The Company also announces the approval of the operation by the Economic Defense Council, the receipt of the first installment in the amount of R$ 470 million (four hundred seventy million reais) and the deposit of the second installment in the amount of R$ 140 million (one hundred forty million reais) in an escrow account to be disbursed after the remaining applicable government approvals and other precedent conditions have been fulfilled. The agreement regarding the amounts of the first and second installments, due to adjustments inherent to the operation, do not alter the total amount of the operation of R$ 615 million (six hundred fifteen million reais). The installment of R$ 5 million (five million reais) will be paid upon the effective transfer of existing contracts related to the asset and applicable government approvals.

São Paulo, December 28, 2012.

Guilherme Perboyre Cavalcanti

Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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